# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Sleep Number Corp., CIK 0000827187
CUSIP: 83125X103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1001 Third Avenue South, Minneapolis, Minnesota (MN), 55404
Date of event which requires filing of this statement: 03/25/2026
Amends the filing with accession number 0001104659-25-044671
Filed by CIK 0002021298

## Reporting persons
- M Partners Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- M Partners Fund (GP) LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ali John Mirshekari: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: M Partners Fund LP is a Delaware limited partnership whose sole general partner is M Partners Fund (GP) LLC. The managing member of M Partners Fund (GP) LLC is Ali John Mirshekari. As a result, Ali John Mirshekari is deemed to be the indirect owner of the shares held directly by M Partners Fund LP. Despite such shared beneficial ownership, the Reporting Persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934.
  
  Based on the 22,864,000 shares of common stock, par value $0.01 per share, outstanding as of January 31, 2026, as reported in the Form 10-K for the annual period ended January 3, 2026, of Sleep Number Corporation.

## Item 1. Issuer
Name of issuer: Sleep Number Corp.
Address of issuer's principal executive offices: 1001 Third Avenue South, Minneapolis, MN 55404

## Item 2. Person Filing
Name of person filing: This Schedule is filed by M Partners Fund LP, M Partners Fund (GP) LLC and Ali John Mirshekari.
Address of principal business office or, if none, residence: The principal business address of the Reporting Persons is 24 Shipyard Drive, Suite 102, Hingham, MA 02043.
Citizenship:
M Partners Fund LP is a Delaware limited partnership.
M Partners Fund (GP) LLC is a Delaware limited liability company.
Ali John Mirshekari is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- M Partners Fund LP: /s/ Ali John Mirshekari, Ali John Mirshekari, Managing Member of M Partners Fund (GP) LLC (03/27/2026)
- M Partners Fund (GP) LLC: /s/ Ali John Mirshekari, Ali John Mirshekari, Managing Member (03/27/2026)
- Ali John Mirshekari: /s/ Ali John Mirshekari, Ali John Mirshekari (03/27/2026)